EXHIBIT 99.1
Certification Pursuant to 18 U.S.C. 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
Granite Real Estate Investment Trust

In connection with the annual report of Granite Real Estate Investment Trust (the “Company”) on Form 40-F for the fiscal year ended December 31, 2024 (the “Report”) to which this certification is an exhibit, I, Kevan Gorrie, Trustee, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2025

By:	/s/ KEVAN GORRIE
	Name:	Kevan Gorrie
	Title:	Trustee, President and Chief Executive Officer